Filed by Black Hills Corporation
                                       Pursuant to Rule 425 under the
                                       Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                       of the Securities Exchange Act of 1934


                                       Subject Company:  Black Hills Corporation

                                       Commission File No.:  333-101576


The following press release was made by Black Hills Corporation:


FOR IMMEDIATE RELEASE

Contact: Mark T. Thies                              Peter H. Blum
         Sr. Vice President and CFO                 Executive Vice President
         Black Hills Corporation                    Mallon Resources Corporation
         (605) 721-2331                             (303) 293-2333


                  BLACK HILLS CORPORATION AND MALLON RESOURCES
                          ANNOUNCE S-4 FILING TO MERGE

RAPID CITY, SD--December 2, 2002--Black Hills Corporation (NYSE: BKH) and Mallon Resources Corporation (OTCBB: MLRC) announced today that a Form S-4 Registration Statement was filed with the Securities and Exchange Commission on November 29, 2002, in accordance with their plan to merge.

     Through the merger, Black Hills Acquisition Corp., a wholly-owned subsidiary of Black Hills Corporation, will merge with and into Mallon. Upon consummation of the merger, Mallon will be the surviving company and a wholly-owned subsidiary of Black Hills Corporation. A Merger Agreement was approved by both companies' Boards of Directors, under which Mallon shareholders will receive 0.044 of a share of Black Hills for each share of Mallon. Completion of the merger, which is subject to customary conditions, including approval by the shareholders of Mallon, is expected in the first quarter of 2003. The total cost of the transaction is estimated at $52 million, which includes the $30.5 million acquisition in October 2002 by Black Hills of Mallon's debt to Aquila Energy Capital Corporation, along with the settlement of certain outstanding natural gas price hedges.

     Black Hills Corporation (www.blackhillscorp.com) is a diverse energy and communications company. Oil and gas operations, conducted in nine states with a concentration of resources in the Rocky Mountain region, are part of the Black Hills


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Energy,  the integrated energy business unit which generates  electricity, produces natural gas, oil and coal and markets energy. Other business units of Black Hills Corporation include Black Hills Power, an electric utility serving western South Dakota, northeastern Wyoming and southeastern Montana; and Black Hills FiberCom, a broadband communications company offering bundled telephone, high speed Internet and cable entertainment services exclusively in western South Dakota. Mallon Resources Corporation is a Denver, Colorado, based oil and gas exploration and production company operating primarily in the San Juan Basin of New Mexico.



INVESTOR NOTICES

     Investors and security holders are advised to read the joint proxy statement/prospectus in the Registration Statement on Form S-4 filed with the SEC in connection with the proposed merger.

     Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Black Hills and Mallon with the SEC at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents (relating to Black Hills) may also be obtained for free from Black Hills by directing such request to: Black Hills Corporation, P.O. Box 1400, 625 Ninth Street, Rapid City, South Dakota 57709,
Attention: Steven J. Helmers, General Counsel; telephone: 605-721-2300; email: shelmers@bh-corp.com. The joint proxy statement/prospectus and such other documents (relating to Mallon) may also be obtained for free from Mallon by directing such request to: Mallon Resources Corporation, 999 18th Street, Suite 1700, Denver, Colorado 80202, Attn: Peter H. Blum, Executive Vice President; telephone: 303-293-2333.

     Mallon, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Mallon's shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger and related transactions are contained in the Registration Statement on Form S-4.


CAUTION REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements in this release include "forward-looking statements" as defined by the Securities and Exchange Commission, or SEC. Black Hills Corporation makes these forward-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this release that address activities, events or developments that Black Hills expects, believes or anticipates will or may occur in the future are forward-looking statements. These forward-looking statements are based on


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assumptions,  which  Black  Hills  believes  are  reasonable  based  on  current expectations and projections about future events and industry conditions and trends affecting Black Hills' business. However, whether actual results and developments will conform to Black Hills' expectations and predictions is subject to a number of risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements, including, among other things: (1) unanticipated developments in the western power markets, including unanticipated governmental intervention, deterioration in the financial condition of counterparties, default on amounts due from counterparties, adverse changes in current or future litigation, adverse changes in the tariffs of the California Independent System Operator, market disruption and adverse changes in energy and commodity supply, volume and pricing and interest rates; (2) prevailing governmental policies and regulatory actions with respect to allowed rates of return, industry and rate structure, acquisition and
disposal  of  assets  and  facilities,   operation  and  construction  of  plant
facilities,  recovery of  purchased  power and other  capital  investments,  and present or prospective wholesale and retail competition; (3) the State of California's efforts to reform its long-term power purchase contracts; (4)
impact  of  environmental   and  safety  laws;  (5)  weather   conditions;   (6)
competition; (7) pricing and transportation of commodities; (8) market demand, including structural market changes; (9) unanticipated changes in operating expenses or capital expenditures; (10) capital market conditions; (11) legal and
administrative   proceedings   that   influence   Black   Hills'   business  and
profitability; (12) the effects on Black Hills' business of terrorist actions or responses to such actions; (13) the effects on Black Hills' business resulting from the financial difficulties of Enron and other energy companies, including their effects on liquidity in the trading and power industry, and Black Hills' ability to access the capital markets on the same favorable terms as in the past; (14) the effects on Black Hills' business in connection with a lowering of Black Hills' credit rating (or actions Black Hills may take in response to changing credit ratings criteria), including, increased collateral requirements to execute Black Hills' business plan, demands for increased collateral by Black Hills' current counter-parties, refusal by Black Hills' current or potential counterparties or customers to enter into transactions with Black Hills and Black Hills' inability to obtain credit or capital in amounts or on terms favorable to Black Hills; and (15) other factors discussed from time to time in Black Hills' filings with the SEC.

     This information contains forward-looking statements and forecasts, the realization of which cannot be assured by Mallon Resources Corporation. Actual results may differ significantly from those forecast. Inaccurate geologic and engineering interpretations, the volatility of commodity prices, unbudgeted cost increases, unforeseen delays in operations, and operations that prove less successful than anticipated are risks that can significantly affect Mallon's operations. These and other risk factors that affect Mallon's business are discussed in Mallon's Annual Report on Form 10-K.


                                 End of Release


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